UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2002

Stream Communications Network, Inc.
(Translation of registrant's name into English)

Suite 1020 - 400 Burrard Street, Vancouver, BC V6C 3A6
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X ] Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

September 11, 2002

Stream Communications Network Inc. ("the Company" or "Stream") announces the creation of Advisory Committee and changes to the Board.

In preparation for a potential Polish Offering (IPO) and Warsaw Stock Exchange (WSE) listing the Company has decided to constitute an Advisory Committee.

The Advisory Committee will provide Stream's board of directors with advice and recommendations respecting business development initiatives, proposed acquisitions of, or investments in, new businesses, financing and marketing opportunities or any other matters relating to the business, operations or affairs of the Company in respect of which Stream's directors wish to obtain the views or recommendations of the Advisory Committee.

As a result of being appointed to the Advisory Committee, three of Stream's directors, Grzegorz Namyslowski, Zbigniew Tragarz and Anna Mazur have resigned as directors of Stream.

Iwona Kozak, who has previously served as a director of Stream, has been reappointed to the board of directors, joining Stanislaw Lis and Adam Wojcik.

Stream will communicate further with the public as appropriate regarding the proposed IPO and listing on the WSE as further developments occur.

About Stream

Stream Communications Network Inc. is a broadband cable company that offers communications services that include cable television and high-speed-internet access in densely populated markets in Southeastern Poland. Established in 1995, Stream is headquartered in Vancouver, Canada with offices in Krakow.

For further information, please contact:

Stream Communications Network Inc.

Tel 604 669 2826

Toll Free 1 800 704 9649

Stream Communications Network Inc.

Commerce Place, PO Box 20, 1020-400 Burrard Street, Vancouver, B.C. Canada V6C 3A6

tel. 604 669 2826 fax 604 669 2836 toll free 1 800 704 9649 www.streamcn.com office@streamcn.com